FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2005.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Year-end Dividend Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 11, 2005, in Kyoto, Japan

Year-end Dividend Information

We hereby announce the following information relating to the proposed payment of a cash dividend on our shares of common stock and American Depositary Shares (ADS) representing these shares.

1. The date of declaration of the year-end dividend:

April 25, 2005

2. The estimated per share amount of the year-end dividend:

Estimated ¥20 (Japanese yen) per share and ¥5 (Japanese yen) per ADS.

3. Date of record:

March 31, 2005

The year-end dividend shall become due and payable after our general meeting of shareholders to be held on June 23, 2005 at which the payment will be decided.

It is anticipated that holders of the ADS will receive the payments around the end of June 2005.

4. Payment date:

To be commenced from June 24, 2005

###

Note:	Nidec’s ADSs were listed for trading on the NYSE on September 27, 2001. Additional information is available upon which the NYSE relied to list Nidec’s ADSs and it included in the listing application. Such information is available to the public upon request.

3